INVINCIBLE ENTERTAINMENT PARTNERS, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020

Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Invincible Entertainment Partners, LLC
Flourtown, PA

We have reviewed the accompanying financial statements of Invincible Entertainment Partners, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 26, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

INVINCIBLE ENTERTAINMENT PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 73,188	$ 97,650
Accounts Receivable	429,236	265,627
Inventory	3,062	3,062
TOTAL CURRENT ASSETS	505,486	366,339
NON-CURRENT ASSETS		
Intangible Assets	20,034,826	20,022,826
Accumulated Amortization	(207,237)	(103,618)
Investments	522,319	524,897
TOTAL NON-CURRENT ASSETS	20,349,908	20,444,105
TOTAL ASSETS	$ 20,855,394	$ 20,810,444
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	31,439	471
TOTAL CURRENT LIABILITIES	31,439	471
TOTAL LIABILITIES	31,439	471
MEMBERS' EQUITY		
Common Units (10,450,000 units authorized; 2,575,000 issued; no par value)	-	-
Preferred Units-A (7,370,300 units authorized; 7,370,300 issued; no par value)	-	-
Preferred Units-B (2,629,700 units authorized; 275,158 issued; no par value)	-	-
Contributed Capital	20,846,276	20,681,202
Retained Earnings (Deficit)	(22,411)	128,771
TOTAL MEMBERS' EQUITY	20,823,865	20,809,973
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 20,855,304	$ 20,810,444

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.(Unaudited)

INVINCIBLE ENTERTAINMENT PARTNERS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Income		
Sales	$ 656,041	$ 523,602
Cost of Goods Sold	284,400	298,874
Gross Profit	371,641	224,728
Operating Expense		
Payroll Expenses	130,596	37,345
General & Administrative	108,019	77,899
Amortization	103,618	103,618
Legal & Professional	71,119	23,796
Research & Development	50,978	3,581
Advertising & Marketing	41,114	17,043
Rent	5,250	-
Depreciation	-	10,623
	510,694	273,905
Net Loss from Operations	(139,053)	(49,177)
Other Expense		
Taxes	(12,129)	(3,497)
Net Loss	$ (151,182)	$ (52,674)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

INVINCIBLE ENTERTAINMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (151,182)	$ (52,674)
Amortization	103,619	103,619
Change in Accounts Payable	33,558	471
Depreciation	-	10,623
Change in Accounts Receivable	(163,609)	(40,558)
Net Cash Flows From Operating Activities	(177,614)	21,481
Cash Flows From Investing Activities		
Increase/(Decrease) in Investments	2,578	(2,578)
Development of Intangible Assets	(12,000)	(19,992,550)
Net Cash Flows From Investing Activities	(9,422)	(19,995,128)
Cash Flows From Financing Activities		
Increase in Members' Contributions	165,074	20,067,102
Net Cash Flows From Financing Activities	165,074	20,067,102
Cash at Beginning of Period	97,650	4,196
Net Increase (Decrease) In Cash	(21,962)	93,455
Cash at End of Period	$ 75,688	$ 97,650

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

INVINCIBLE ENTERTAINMENT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Units		Preferred Units-A		Preferred Units-B		Members'	Retained Earnings (Deficit)	Total Members'
	Number	Amount	Number	Amount	Number	Amount	Contributions		Equity
Balance at December 31, 2019	2,450,000	$ -	7,370,300	$ -	-	$ -	$ 614,100	$ 181,445	$ 795,545
Issuance of Contributions							20,067,102		20,067,102
Net Loss								(52,674)	(52,674)
Balance at December 31, 2020	2,450,000	$ -	7,370,300	$ -	-	$ -	$ 20,681,202	$ 128,771	$ 20,809,973
Issuance of Units	125,000		-		275,158				-
Issuance of Contributions							165,074		165,074
Net Loss								(151,182)	(151,182)
Balance at December 31, 2021	2,575,000	$ -	7,370,300	$ -	275,158	$ -	$ 20,846,276	$ (22,411)	$ 20,823,865

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Invincible Entertainment Partners, LLC ("the Company") is a limited liability company organized under the laws of Pennsylvania. The Company plans to operate as a distributor of entertainment movies and television shows to commonly known streaming platforms.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $153,682 and 2020 of $52,674.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 26, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Investments

Investments are booked by the company as media assets such as films the company currently has in production. These assets will be amortized once they are put into distribution.

Inventory

The Company values inventory at lower cost or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of 2020, the fixed assets have been fully depreciated.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of web-based application the company is developing and plans to use as streaming software. This asset will be tested for impairment in following years.

Additionally, the company recognized an Intangible asset that consists of a proprietary multimedia library acquired in a trade for equity. Management booked the value of this asset at 20,000,000 since a recent offer was made by a third party to purchase the media library at that price. Given the unique nature of the media asset, management believes this valuation to be the lower of fair market value. This asset will be tested for impairment to determine any change in the market value.

Leases

The Company currently occupies office space under a month-to-month lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is not subject to franchise tax filing requirements in the State of Pennsylvania.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified

retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company’s financial statements.

NOTE D- EQUITY

The Company currently has two classes of equity outstanding.

The membership interests of the Company are represented by Units. The Units are delineated into and designated as two classes of Units: Common Units (“Unit” or “Units”) and Supermajority Units (“Supermajority”). Common Units each hold voting rights on a one-to-one ratio wherein each Common Unit represents one vote. Supermajority Units each hold voting rights on a ten-to-one ratio wherein each Supermajority Unit represents ten (10) votes. There are 20,000,000 Units authorized, 7,370,300 of which are Preferred Units-A, 2,629,700 are Preferred Units-B, and 10,450,000 are Common Units.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Preferred Units-A	7,370,300
Preferred Units-B	2,629,700
Common Units	2,575,000

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 26, 2022, the date that the financial statements were available to be issued.